UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report:  September 13, 2011

Commission File Number: 0-53805

GALAXY STRATEGY & COMMUNICATIONS INC.
(Translation of registrant’s name into English)

Unit 202, 2/F Malaysia Building 50 Gloucester Road Wanchai, Hong Kong
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .

Our Corporate Structure

The following diagram illustrates our corporate structure of Galaxy Strategy & Communications, Inc. (the “Company”) as of the date of this report:

Equity interest

------- Contractual arrangements

“Galaxy Beijing”	Galaxy Strategy & Communications (Beijing) Management Co., Ltd., our indirect wholly-owned subsidiary in the PRC

“Beijing Lianchuang”
Beijing Lianhe Chuangxiang Advertising Co., Ltd., a company incorporated in the PRC with limited liability.  The company is principally engaged in the advertising services business, and majority controlled by a PRC resident

Recent Developments

In the first half of 2011, we established a PRC subsidiary, Galaxy Beijing, and opened an office in Beijing to better service our clients in China.

On July 8, 2011 we, through Galaxy Beijing, our wholly-owned subsidiary in the PRC, entered into a series of agreements with Beijing Lianchuang and its controlling shareholder, Haijuan Xu, which provide us effective control over Beijing Lianchuang and its subsidiaries and result in the consolidation of Beijing Lianchuang into our company. In addition, on the same date, the parties entered into (i) an Agreement to Issue Shares under which the Company agreed to issue 230,400 ordinary shares in accordance with Xu’s instructions, up to 115,200 of which are subject to forfeiture in the event certain earnings targets of Beijing Lianchuang are not met, and (ii) a Deed for Non-competition Undertaking in favor of Beijing Lianchuang and the Company.  At Ms. Xu’s instructions, the ordinary shares were issued to Le Wang Limited, an entity which is majority owned and controlled by Ms. Xu.  The 230,400 ordinary shares represent approximately 7.1% of our outstanding ordinary shares after the issuance.

Beijing Lianchuang is principally engaged in the advertising service business in the PRC, a subsector of the marketing and communications service industry. Our Company’s main business is marketing and communications services, which is to advise and help clients, and provide advice on products, branding and communications, public relations, financial and other consulting services.  The Company helps various Chinese clients in business strategies and branding analysis and provides independent advice to clients on matters such as product growth strategy, presenting a positive corporate image, effectively communicating with outside parties, building a brand in the market place, and public relations. Through the contractual arrangements with Beijing Lianchuang, we have expanded our businesses in the PRC.

Under applicable PRC laws, rules and regulations, to invest in the advertising industry, foreign investors must have at least two years of direct operations in the advertising industry as their core businesses outside of the PRC. We are a BVI company and a foreign legal person under PRC laws and we do not currently directly operate any advertising business outside of the PRC. Therefore, we do not qualify under PRC regulations to directly own equity interest in advertising services providers. Accordingly, our subsidiary, Galaxy Beijing, is ineligible to apply for the required licenses for providing advertising services in the PRC. We operate advertising services business through contractual arrangements with Beijing Lianchuang, our affiliated consolidated entity. These contractual arrangements enable us to exercise effective control over Beijing Lianchuang and receive a substantial portion of the economic benefits from the company.

As of the date of this report, we have 9 employees, including our executive officers.

Contractual Arrangements

Agreement that Transfers Economic Benefits to Us

Exclusive Consulting Services Agreement. Under the Exclusive Consulting Services Agreement between Galaxy Beijing and Beijing Lianchuang, Galaxy Beijing will provide consulting services and support to Beijing Lianchuang, and will be entitled to service fees to be paid out of Beijing Lianchuang’s operating profits. Galaxy Beijing is entitled to adjust the service fees, or decide to waive such fees for the benefits of the Company and Beijing Lianchuang, at its sole discretion. Galaxy Beijing has decided to waive the service fees for the following three fiscal years and leave the funds for Beijing Lianchuang’s business development and expansion. In the future, the Company may demand payment of the service fees, at its sole discretion, depending on the business needs of itself and Beijing Lianchuang, and our goal is to support Beijing Lianchuang to expand and grow its business, and we would provide necessary support, including technical and financial aids, to Beijing Lianchuang as we see fit.  The agreement became effective upon signing and will remain so for so long as Beijing Lianchuang remains in operation.

Agreements that Provide Us with Effective Control

Agreement for Exclusive Purchase Right. Galaxy Beijing, Beijing Lianchuang and Ms. Xu entered into the Agreement for Exclusive Purchase Right, pursuant to which Galaxy Beijing has an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, the entire equity interest in Beijing Lianchuang from Ms. Xu. The purchase price shall be a nominal price or the minimum price permitted by applicable PRC laws. The agreement became effective upon execution and will remain so for so long as Beijing Lianchuang remains in operation.

Letter of Authorization. Ms. Xu signed a Letter of Authorization, pursuant to which Ms. Xu irrevocably granted on an exclusive basis Galaxy Beijing, or a person designated by Galaxy Beijing, the right to appoint directors and senior management of Beijing Lianchuang, and to exercise all of her other voting rights as controlling shareholder of Beijing Lianchuang in accordance with the company’s articles of association and the applicable PRC laws. The letter will remain in effect for so long as the controlling shareholder remains a shareholder of Beijing Lianchuang.

Equity Pledge Agreement. Galaxy Beijing, Beijing Lianchuang and Ms. Xu entered into the Equity Pledge Agreement, under which Ms. Xu pledged her entire equity interests in Beijing Lianchuang to Galaxy Beijing to secure the obligations of Beijing Lianchuang under the Exclusive Consulting Services Agreement with Galaxy Beijing. In addition, Ms. Xu agreed not to transfer, sell, pledge, dispose of or create any encumbrance on her equity interests in Beijing Lianchuang, unless with the prior written consent of the Company. Beijing Lianchuang covenants, among other things, that without prior consent of Galaxy Beijing, it will not distribute any dividends. The pledge of equity interests under the agreement will remain in effect for so long as the Exclusive Consulting Services Agreement remains effective.

Agreement to Issue Shares

We, Galaxy Beijing, Beijing Lianchuang, Ms. Xu and her majority-controlled BVI entity, Le Wang Limited, entered into the Agreement to Issue Shares, pursuant to which:

•
we agreed to issue to Le Wang Limited 230,400 ordinary shares, valued at $2.50, upon execution of the agreement.  Of the ordinary shares issued to Le Wang Limited, 115,200 shares are subject to forfeiture and will not be released to Le Wang Limited until Beijing Lianchuang achieving certain predetermined earnings targets;

•
Ms. Xu agreed to a restriction on transfer of the shares for a period of 36 months, during which period she or Le Wang Limited will not transfer, sell, pledge, dispose of or create any encumbrance on the shares of the Company held by them, without our prior written consent; and

•
if Beijing Lianchuang fails to achieve the predetermined earnings targets for each of fiscal years 2011, 2012 and 2013, Le Wang Limited will not receive all or a portion of the 115,200 shares which are being held by us and such shares will be forfeited to us.

Deed for Non-competition Undertaking

Ms. Xu executed a Deed for Non-competition Undertaking in favor of Beijing Lianchuang and Strategy & Communications (Hong Kong) Group Limited, our direct wholly-owned subsidiary in Hong Kong, under which the controlling shareholder undertook:

•	to remain in her current position within Beijing Lianchuang for 5 years following the signing of the deed; and
•
during a period of 10 years from the later of (x) the date of the deed, and (y) the date Ms. Xu is no longer employed by Beijing Lianchuang, without our prior written consent, she will not directly or indirectly, (i) alone or with others, in any form, own, engage in, be concerned or interested in any business in competition with the businesses of the Company and its subsidiaries and affiliates; (ii) employ, solicit or attempt to employ or solicit any person who at the date of or at any time during the 12 months prior to termination of service as a director, officer, legal representative, manager or employee of the Company or its subsidiaries or affiliates; (iii) solicit or transfer or attempt to solicit or transfer, or transfer or attempt to transfer to any third party, any business activities with, or services or products offered to, any clients  or prospective clients by the Company or any of its subsidiaries or affiliates or (iv) cause or attempt to cause any vendor, supplier, independent contractor or other person carrying out business with the Company or any of its subsidiaries or affiliates to terminate or change their relationship with the Company or any of its subsidiaries or affiliates.

Issuance of Ordinary Shares

In April 2011, the Company issued and sold to two accredited investors an aggregate of 200,000 ordinary shares, no par value (“Ordinary Shares”) at a price of $2.00 per share.  To date, the Company has received cash proceeds of $50,000.

In April 2011, the Company issued 25,000 Ordinary Shares at a price of $2.00 per share to Qiang Wu, the Company’s Chief Executive Officer and director, in exchange for the cancellation of the $50,000 principal amount loan made to the Company in April 2010.

In April 2011, the Company issued and sold to an accredited investor 300,000 of its Ordinary Shares at a price of $2.00 per share.  The Company is expected to receive gross proceeds of $600,000 from the share issuance.

In July 2011, we agreed to issue to Le Wang Limited 230,400 Ordinary Shares (of which 115,200 Ordinary Shares are subject to potential forfeiture), which shares were valued at $2.50 per share, pursuant to the Agreement to Issue Shares.

The issuances of Ordinary Shares disclosed above were made pursuant to Regulation S promulgated under the Securities Act of 1933, as amended.

Financial Information

Set forth below are the Company’s unaudited financial statements for the six month period ended June 30, 2011.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES (FORMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARIES)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Contents	Page(s)

Consolidated Statements of Financial Position at June 30, 2011 and December 31, 2010 (Unaudited)	6

Consolidated Statements of Loss and Comprehensive Loss for the Six Months Ended June 30, 2011 and 2010 (Unaudited)	7 - 8

Consolidated Statement of Changes in Shareholders’ Equity for the Six Months Ended June 30, 2011 (Unaudited)	9

Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2011 and 2010 (Unaudited)	10

Statements of Financial Position at June 30, 2011 and December 31, 2010 (Unaudited)	11

Notes to the Consolidated Financial Statements (Unaudited)	12 – 21

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARIES)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(IN US DOLLARS)

	(Unaudited)
	June 30,	December 31,
	2011	2010
Assets

Property, plant and equipment, net	1,348	-

Current assets
Accounts receivable	$-	$96,154
Other receivable	20,120	-
Cash and cash balance	102,110	65,522

Total current assets	122,230	161,676

Total assets	$123,578	$161,676

Liabilities and shareholders’ equity

Shareholders' equity

Ordinary shares,
Ordinary shares, 10,000,000 shares authorized with no par value; 3,025,000 shares outstanding as of June 30, 2011 and 2,500,000 shares as of December 31, 2010	-	-
Additional paid-in capital	1,075,030	25,030
Subscription receivable	(950,000)	-
Accumulated (losses)/profits	(67,290)	3,458
Translation reserve	471	-

Total shareholders' equity	58,211	28,488

Current Liabilities
Accrued liabilities and other payables	$7,367	$60,434
Accounts payable	-	72,754
Received in advance	58,000	-

Total current liabilities	65,367	133,188

Total liabilities	65,367	133,188

Total liabilities and shareholders' equity	$123,578	$161,676

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARIES)
CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED)
(IN US DOLLARS)

	For the six months ended June 30
	2011	2010

Revenue	$11,997	$
Cost of service	(11,342)		-
Gross profit	655		-

Operating expenses:
General and administrative expenses	(71,418)		-

Total operating expenses	(71,418)		-

Operating loss	(70,763)		-

Other income:
Interest income	15		-

Net Loss before income taxes	(70,748)		-

Income tax expense	-		-

Loss for the period	$(70,748)		$-

Loss per share
- Basic and diluted	$(0.023)		$-

Weighted average ordinary and preferred shares outstanding
- Basic and diluted	3,065,193		1,069,586

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARIES)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)
 (IN US DOLLARS)

	For the six months ended June 30
	2011	2010

Net Loss	$(70,748)	$-

Other comprehensive income
- Foreign exchange translation gain	471	-

Total comprehensive loss	$(70,277)	$-

See notes to the consolidated financial statements.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARIES)
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
(IN US DOLLARS)

	Ordinary Shares with no par value
	Number of		Additional paid-	Subscription	Accumulated	Other comprehensive income- translation	Total
	Shares	Amount	in capital	receivable	profits/(losses)	reserve	Shareholders' Equity

Balance, January 1, 2010	30	$30	$-	$(30)	$50	-	$50

Additional share issued	2,499,970	-	25,000	-	-	-	25,000

Retrospectively restated that the par value to nil	-	(30)	30	-	-	-	-

Subscription receivable settlement	-	-	-	30	-	-	30

Net income	-	-	-	-	3,408	-	3,408

Balance, December 31, 2010	2,500,000	-	25,030	-	3,458	-	28,488

Shares issued	525,000	-	1,050,000	-	-	-	1,050,000

Subscription receivable	-	-	-	(950,000)	-	-	(950,000)

Net loss	-	-	-	-	(70,748)	-	(70,748)

Foreign currency translation gain	-	-	-	-	-	$471	471
Balance, June 30, 2011	3,025,000	$-	$1,075,030	$(950,000)	$(67,290)	$471	$58,211

See notes to the consolidated financial statements.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARIES)
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(IN US DOLLARS)

	For the six months ended June 30,
	2011	2010
Cash flows from operating activities:

Net loss	$(70,748)	$-

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant and equipment	5	-
Changes in assets and liabilities:
Accounts receivable	96,154	-
Other receivable	(20,120)	-
Accrued liabilities and other payables	(53,067)	-
Accounts payable	(72,754)	-
Net cash used in operating activities	(120,530)	-

Cash flows from investing activities:
Purchase of property, plant and equipment	(1,353)	-
Net cash used in investing activities	(1,353)	-

Cash flows from financing activities:
Sale of ordinary shares for cash	100,000	-
Received in advance	58,000	-
Net cash flows generated from financing activities	158,000	-

Net increase in cash	36,117	-

Effect on change of exchange rates	471	-

Cash at the beginning of the period	65,522	-

Cash at the ended of the period	$102,110	$-

Non-cash Financing Transaction
There was a subscription receivable of $950,000 for  475,000 ordinary shares at a price of $2.00  per share.

See notes to the consolidated financial statements.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARIES)
STATEMENTS OF FINANCIAL POSITION
(IN US DOLLARS)

	(Unaudited)
	June 30,	December 31,
	2011	2010
Assets

Current assets
Investment in a subsidiary	$1	$1
Accounts receivable	-	96,154
Other receivable	66,215	-
Cash and cash equivalents	60,798	65,522

Total current assets	127,014	161,677

Total assets	$127,014	$161,677

Liabilities and shareholders' equity

Shareholders' equity

Ordinary shares,
Ordinary shares, 10,000,000 shares authorized with no par value; and outstanding as at 3,025,000 shares as of June 30, 2011 and 2,500,000 shares as of December 31, 2010	-	-
Additional paid in capital	1,075,030	25,030
Subscription receivable	(950,000)	-
Accumulated (losses)/profits	(62,716)	3,666

Total shareholders' equity	62,314	28,696

Current liabilities
Accrued liabilities and other payables	$6,700	$60,227
Accounts payable	-	72,754
Received in advance	58,000	-

Total current liabilities	64,700	132,981

Total liabilities	64,700	132,981

Total liabilities and shareholders' equity	$127,014	$161,677

See notes to the consolidated financial statements.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARIES)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION

The Company was established in the British Virgin Islands ("BVI") on January 12, 2000 as a limited liability company.

On February 25, 2011, the Company is authorized to issue an unlimited number of shares without par value and such shares shall be ordinary shares and preferred shares with the rights set out in the Amended and Restated Memorandum of Association and Articles of Association.

On February 25, 2011, the Board of Directors of the Company authorized the Company’s corporate name change from Calendar Profits Limited to Galaxy Strategy & Communications Inc.

On February 26, 2011, the Company announced to allot and issue 500,000 preferred shares for every 5 issued ordinary shares.  Each preferred shares is entitled to 100 votes on all matters as to which their shareholders are entitled to vote.

225,000 ordinary shares of US$2.00 each and 300,000 ordinary shares of US$2.00 each were issued to shareholders on April 4, 2011 and April 27, 2011 respectively to broaden the capital base of the Company.  The directors also approved written resolution to restate its ordinary shares with no par values, only 50,000 shares of these issued ordinary shares were paid in cash.

On April 28, 2011, the Company’s subsidiary, Strategy & Communications (Hong Kong) Group Limited  injected HK$500,000 capital to Galaxy Strategy & Communications (Beijing) Management Co., Ltd. (“Galaxy Beijing”), a wholly-owned subsidiary with registered capital of HK$500,000 newly incorporated in Beijing (People’s Republic of China) on January 27, 2011.

2.	APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") AND CHANGES IN ACCOUNTING POLICIES

The accounting policies are consistent with those of the consolidated financial statements for the period ended 30 June 2011, except as described below.

a.	Standards, amendments and interpretations to existing standards effective in 2011 but not relevant to the Company

The Company has not adopted the following new and amended IFRS as of 1 January 2011:

—	IAS 24 Related Party Transactions (Amendment)
The IASB has issued an amendment to IAS 24 that clarifies the definitions of a related party. The new definitions emphasise a symmetrical view of related party relationships as well as clarifying in which circumstances persons and key management personnel affect related party relationships of an entity.

Secondly, the amendment introduces an exemption from the general related party disclosure requirements for transactions with a government and entities that are controlled, jointly controlled or significantly influenced by the same government as the reporting entity.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARIES)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

2.	APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs") AND CHANGES IN ACCOUNTING POLICIES (…/Cont’d)

b.
The following new standards, new interpretations and amendments to standards and interpretations have been issued but are not effective for the financial year beginning 1 January 2011 and have not been early adopted:

—
IFRS 3 Business Combinations: The measurement options available for non-controlling interest (NCI) have been amended. Only components of NCI that constitute a present ownership interest that entitles their holder to a proportionate share of the entity’s net assets in the event of liquidation shall be measured at either fair value or at the present ownership instruments’ proportionate share of the acquiree’s identifiable net assets. All other components are to be measured at their acquisition date fair value.

—
IAS 1 Presentation of Financial Statements: The amendment clarifies that an option to present an analysis of each component of other comprehensive income may be included either in the statement of changes in equity or in the notes to the financial statements.

—
IAS 34 Interim Financial Statements: The amendment requires additional disclosures for fair values and changes in classification of financial assets, as well as changes to contingent assets and liabilities in interim condensed financial statements.

Other amendments resulting from Improvements to IFRSs to the following standards did not have any impact on the accounting policies, financial position or performance of the Company:

—
IFRS 3 Business Combinations — Clarification that contingent consideration arising from business combination prior to adoption of IFRS 3 (as revised in 2008) are accounted for in accordance with IFRS 3 (2005),

—	IFRS 3 Business Combinations — Unreplaced and voluntarily replaced share-based payment awards and its accounting treatment within a business combination.

—	IAS 27 Consolidated and Separate Financial Statements — applying the IAS 27 (as revised in 2008) transition requirements to consequentially amended standards.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARIES)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation

The consolidated financial statements include the financial statement of the Company for the period/year ended June 30, 2011 and December 31, 2010 have been prepared in accordance with International Financial Reporting Standard.  The measurement basis used in the preparation of the financial statements is the historical basis.

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses.  The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates.

b.	Subsidiary

Subsidiary companies are those companies in which the Company, directly or indirectly, holds more than 50% of the equity capital as a long term investment or controls more than half of the voting power, directly or indirectly or controls the composition of the board of directors. Subsidiary companies are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities. Investments in subsidiary companies are stated at cost less provision for permanent diminution in value.

c.	Provisions

A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognized for a provision is the present value at the end of the reporting period the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the statement of income and comprehensive income.

d.	Cash and cash equivalents

Cash represents cash in banks and cash on hand.

e.	Accounts receivable

Accounts receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business.  If collection of trade receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets.  If not, they are presented as non-current assets.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARIES)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(…/Cont’d)

f.	Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation.  Expenditure for major additions and betterments are capitalized.  Maintenance and repairs are charged to general and administrative expenses as incurred.  Depreciation of property, plant and equipment is computed by the straight-line method (after taking into account their respective estimated residual values) over the assets estimated useful lives of five years.  Upon sale or retirement of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.  The estimated useful lives of the assets are as follows:

Estimated Life (Years)
Furniture fixtures and office equipment	5

g.	Accounting estimates and judgments

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances.  The estimates and underlying assumptions are reviewed on an ongoing basis.  The key assumptions concerning the future and other key sources of estimation uncertainty at the end of reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Estimated provision for impairment of accounts receivable

The Company makes provision for doubtful debts based on an assessment of the recoverability of accounts receivable. Provisions are applied to trade receivables where events or changes in circumstances indicate that the balances may not be collectible. The identification of doubtful debts requires the use of judgment and estimates based on the credit history of the customers and the current market conditions. Where the expectation is different from the original estimate, such difference will have an impact on the carrying value of receivables and doubtful debt expenses in the period in which such estimate has been changed.

h.	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a pre-payment for liquidity services and amortised over the period of the facility to which it relates.

i.	Revenue recognition

The Company generates revenue primarily from providing advisory services to corporate fund raising.

Revenue is recognized when service is provided to the customer.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARIES)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(…/Cont’d)

j.	Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the statement of income and comprehensive income, or in equity if it relates to items that are recognized in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the end of reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:-

●
where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●
in respect of taxable temporary differences associated with investments in subsidiaries and interests in jointly-controlled entities, where the timing of the reversal of the temporary differences can be controlled by the Company and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized except:-

●
where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

●
in respect of deductible temporary differences associated with investments in subsidiaries and interests in jointly-controlled entities, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are reassessed at each reporting period and are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of reporting period.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARIES)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

3.	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(…/Cont’d)

k.	Earnings per share

Basic earnings per share is computed on the basis of the weighted-average number of shares of our ordinary and preferred shares outstanding during the period/year.

In accordance with Memorandum and Article dated February 25, 2011, it was stated that a preferred share confers on the holders the right to an equal share in any distribution paid by the Company.

The following table sets forth the computation of basic and diluted net (loss)/income per ordinary and preferred share:

	For the Six months ended	For the Six months ended
	June 30,	June 30,
	2011	2010

Net (loss) / income per ordinary and preferred share	$(70,748)	$-

Weighted average outstanding ordinary and preferred shares:	3,065,193	1,069,586

Basic and diluted
(Loss) / earnings per ordinary and preferred share:
- Basic and diluted	$(0.023)	$-

4.	ACCOUNTS RECEIVABLE

The Company performs ongoing credit evaluations of its customers' financial conditions. The Company generally encourages its clients to settle the outstanding balance within credit terms. As of June 30, 2011 and December 31, 2010, no provision on accumulated allowance for doubtful accounts was provided.

5.	OTHER RECEIVABLE

Other receivables of June 30, 2011 and December 31, 2010 consisted of the following:

	The Group
	June 30,	December 31,
	2011	2010

Sundry and rental deposits	$20,120	$-

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARIES)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

5.	OTHER RECEIVABLE (…/Cont’d)

Other receivables of June 30, 2011 and December 31, 2010 consisted of the following:

	The Company
	June 30,	December 31,
	2011	2010

Expenses paid on behalf the subsidiary	$830	$-
Loan receivable from the subsidiary	65,385	-

	$66,215	$-

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment of June 30, 2011 and December 31, 2010 consist of the following:

	The Group
	June 30,	December 31,
	2011	2010

Furniture, fixture and office equipment	$1,353	$-
Less : Accumulated depreciation	(5)	-

	$1,348	$-

7.	ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables as of June 30, 2011 and December 31, 2010 consist of the following:

	The Group
	June 30,	December 31,
	2011	2010

Accrued expenses	$6,958	$8,000
Amount due to a director	409	52,434

	$7,367	$60,434

Accrued liabilities and other payables as of June 30, 2011 and December 31, 2010 consist of the following:

	The Company
	June 30,	December 31,
	2011	2010

Accrued expenses	$6,500	$8,000
Amount due to a director	200	52,227

	$6,700	$60,227

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARIES)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

8.	RECEIVED IN ADVANCE

29,000 ordinary shares of $2.00 each were fully paid but are not yet issued.

9.	INVESTMENT IN A SUBSIDIARY

	The Company
	June 30,	December 31,
	2011	2010

Unlisted shares, at cost	$1	$1

The Company's a subsidiary, a limited liability company, is incorporated in Hong Kong with principal activity of provision of advisory and consultant services.  It was newly incorporated on May 6, 2010.

Percentage
of equity
	Nominal			directly
	value of		Class of	attributable
	issued		shares	to the
Name	capital		in issue	Company

Strategy & Communications (Hong Kong) Group Limited	HK$	1.00	Ordinary	100%

On November 18, 2010, the shareholder of Strategy & Communications (Hong Kong) Group Limited, Wu Qiang (also director and shareholder of the Company) transferred his share to the Company for consideration of HK$1.00.  The subsidiary has not commenced its operation.

10.	INCOME TAXES

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdictions in which they operate. The Company was incorporated under the International Business Companies Act of the BVI and, accordingly, is exempted from the payment of BVI income taxes.

No deferred income tax has been provided on gains/(loss) recognized, as the Company was incorporated under the International Business Companies Act of the BVI and accordingly, is exempted from the payment of BVI income taxes.

11.	ISSUED CAPITAL

The Company is authorized to issue an unlimited number of shares without par value and such shares shall be ordinary shares and preferred shares with the rights set out in the Amended and Restated Memorandum of Association and Articles of Association.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARIES)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

12.	ACCUMULATED (LOSSES)/PROFITS

	The Group
	June 30,	December 31,
	2011	2010

Accumulated (losses)/profits	$(67,290)	$3,458

Balance brought forward from the beginning of the period/year	$3,458	$50
Net (loss)/profit attributable to members of the Company	(70,748)	3,408
Balance carried forward at the end of the period/year	$(67,290)	$3,458

	The Company
	June 30,	December 31,
	2011	2010

Accumulated (losses)/ profits	$(62,716)	$3,666

Balance brought forward from the beginning of the period/year	$3,666	$50
Net (loss)/profit attributable to members of the Company	(66,382)	3,616
Balance carried forward at the end of the period/year	$(62,716)	$3,666

13.	LIQUIDITY AND CAPITAL MANAGEMENT

Capital comprises of share capital and reserves stated on the statement of financial position.  The Company's objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders.

From January to June 2011, the Company generated negative operating cash flows.  The Company issued capital to raise funds during 2011 which, together with operations, provided sufficient cash resources to its business operations.

The Company expects to receive additional funds from interested investors to support its proposed business expansion plans.

GALAXY STRATEGY & COMMUNICATIONS INC. AND SUBSIDIARIES
(FORMERLY KNOWN AS CALENDAR PROFITS LIMITED AND SUBSIDIARIES)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(IN US DOLLARS)

14.	OPERATING LEASE COMMITMENTS

As of June 30, 2011, the total future minimum lease payments under non-cancellable operating leases in respect of premises, which were based on the closing rate as of June 30, 2011, are as follows:

For the year ended
December 31,
2011	$34,205
2012	122,292
2013	122,293
TOTAL	$278,790

15.	SUBSEQUENT EVENT

On July 8, 2011, the Company’s subsidiary “Galaxy Beijing” signed variable interest entity (“VIE”) agreements with Beijing Lianhe Chuangxiang Advertising Co., Ltd. (“Beijing Lianhe”) and its controlling shareholder to obtain 100% voting interest of “Beijing Lianhe”.  “Galaxy Beijing” will provide consultation and technical service on operation for “Beijing Lianhe”.

“Galaxy Beijing” has power to control the activities of “Beijing Lianhe” through its right solely obtained under power of attorney. Furthermore equity’s right of “Beijing Lianhe” was pledged for guarantee of consultancy service fee.

In addition, the Company agreed to issue 230,400 ordinary shares of US$2.50 each to Le Wang Limited after the period ended June 30, 2011, up to 115,200 of which are subject to forfeiture in the event certain earnings targets of “Beijing Lianhe” are not met, in connection with the VIE transaction to obtain control of “Beijing Lianhe”.

Management’s Discussion and Analysis

During the first half of 2011, we continued to develop our service ability in different aspects, including entering into discussion with a greater number of potential clients and working with outside consultants and service professionals.  We began to establish more stable client relationship this year compared to the first half of 2010, when we were still attempting to develop client relations.

Our operations were minimal during the first half of 2010, without meaningful revenue or expenses.  During the first half of 2011, we had service fee revenue of $11,997, and cost of service of $11,342, resulting in a gross profit of $655.  Our general and administrative expenses were $71,418, which were primarily professional fees such as accountants, legal and agents, as well as travel and entertainment expenses.  We incurred  an operating loss of $70,763, and a net loss of $70,748 for the period.  We did not pay any income taxes for the period.

Our assets consisted mainly of cash and some prepaid expenses, and total assets amounted to $123,578.  Our liabilities consist primarily of share issuance proceeds received in advance and payables to various parties, which, in the aggregate, amounted to $65,367.

Our stockholder’s equity was $58,211 on June 30, 2011, as compared to $28,488 on December 31, 2010.  The increase was due to a combination of increase in equity capital from new issuance of our stock, and a net loss recorded for the first half of 2011.

We had negative operating cash flows for the first half of 2011 of $120,530, and we raised capital from new issuance of stock for net cash proceeds of $100,000 during the period and cash proceeds received in advance of $58,000.  We have relied on capital raising to support our cash needs of the business and expect to continue to do so over the near term.

We expect to increase our revenues and profit during the second half of 2011 as a result of our newly acquired subsidiary, Beijing Lianchuang, which we consolidated from July 8, 2011, the date of the acquisition.  We will continue to explore opportunities to grow our business and service capabilities, including through acquisitions.

Risk Factors
An investment in the Company’s securities involves a high degree of risk.  An investor should carefully consider the risks described below as well as other information contained in this report and our Annual Report on form 20-F for the year ended December 31, 2010, including the risk factors described in Part I Item 3 of the Form 20-F.  These risks and uncertainties are not the only ones facing us.  Additional risks and uncertainties not presently known to us or that we currently believe are immaterial may also impair our business operations.  If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected, the value of our securities could decline, and an investor may lose all or part of his or her investment.

Risks Relating to Our Corporate Structure

If the PRC government determines that the agreements that establish the structure for operating our PRC business otherwise do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties.

The PRC government requires any foreign entities that invest in the advertising services industry to have at least two years of direct operations in the advertising industry outside of the PRC. We have not directly operated any advertising business outside of the PRC and therefore, we currently do not qualify under PRC regulations to directly provide advertising services. We are a BVI company and a foreign legal person under PRC laws. Accordingly, our subsidiary, Galaxy Beijing, is currently ineligible to apply for the required licenses for providing advertising services in the PRC. We provide our advertising services business currently through our contractual arrangements with Beijing Lianchuang, our affiliated consolidated entity in the PRC. Beijing Lianchuang is currently majority controlled by an individual shareholder, who is PRC citizen, and holds the requisite licenses to provide advertising services in the PRC. We are and are expected to continue to be dependent on affiliated consolidated entities to operate our advertising services business. We do not have any equity interest in Beijing Lianchuang but substantially control its operations and receive the economic benefits and bears economic risks of the company through a series of contractual arrangements.

There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of our contractual arrangements with Beijing Lianchuang. We cannot assure you that the PRC regulatory authorities will not adopt any new regulation to restrict or prohibit foreign investment in advertising business through contractual arrangement in the future, or will not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations.

If we, Beijing Lianchuang or any of its current or future subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business licenses of Beijing Lianchuang;

•	discontinuing or restricting the conduct of any transactions among our PRC subsidiary and Beijing Lianchuang;

•	imposing fines, confiscating the income of Beijing Lianchuang or our income, or imposing other requirements with which we or our PRC subsidiary and Beijing Lianchuang may not be able to comply;

•	requiring us or our PRC subsidiary and Beijing Lianchuang to restructure our ownership structure or operations; or

•	restricting or prohibiting our use of the proceeds of our equity or debt offerings to finance our business and operations in China.

The imposition of any of these penalties could preclude us from operating our advertising services business, which would have a material adverse effect on our financial condition and results of operations.

We rely on contractual arrangements with Beijing Lianchuang and its controlling shareholder for a substantial portion of our business operations in the PRC, which may not be as effective in providing operational control or enabling us to derive economic benefits as through direct ownership of controlling equity interest.

We rely on and expect to continue to rely on contractual arrangements with Beijing Lianchuang, our affiliated consolidated entity in the PRC and its controlling shareholder to operate our advertising services business. These contractual arrangements may not be as effective in providing us with control over Beijing Lianchuang as ownership of controlling equity interests would be in providing us with control over, or enabling us to derive economic benefits from the operations of, Beijing Lianchuang. If we had direct ownership of Beijing Lianchuang, we would be able to exercise our rights as a shareholder to (i) effect changes in the board of directors of the company, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level, and (ii) derive economic benefits from the operations of the company by causing it to declare and pay dividends. However, under the current contractual arrangements, as a legal matter, if Beijing Lianchuang or its controlling shareholder fails to perform its or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective.

If (i) the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) Beijing Lianchuang or its controlling shareholder terminates the contractual arrangements, or (iii) Beijing Lianchuang or its controlling shareholder fails to perform their obligations under these contractual arrangements, our business operations in the PRC would be materially and adversely affected, and the value of our shares would substantially decrease. In addition, if Beijing Lianchuang or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue our advertising services business activities in the PRC, which could materially and adversely affect our business, financial condition and results of operations. If Beijing Lianchuang undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our advertising services business, which could materially and adversely affect our business, our ability to generate revenues and the market price of our shares.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over Beijing Lianchuang and we may be precluded from operating our advertising services business, which would have a material adverse effect on our financial condition and results of operations.

The controlling shareholder of Beijing Lianchuang may have potential conflicts of interest with us.

The controlling shareholder of Beijing Lianchuang is the legal shareholder of the company. Her interests as the controlling shareholder of Beijing Lianchuang and the interests of our company may conflict. We cannot assure you that when conflicts of interest arise, the controlling shareholder will act in the best interests of our company or that any conflict of interest will be resolved in our favor. In addition, the controlling shareholder of Beijing Lianchuang may breach or cause Beijing Lianchuang to breach the existing contractual arrangements, which will have a material adverse effect on our ability to effectively control Beijing Lianchuang and receive economic benefits from it. If we cannot resolve any conflicts of interest or disputes between us and the controlling shareholder of Beijing Lianchuang, we would have to rely on legal proceedings, the outcome of which is uncertain and which could be disruptive to our business.

We may rely on dividends and other distributions on equity paid by our wholly owned subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by Galaxy Beijing, our subsidiary in the PRC, for our cash requirements, including the funds necessary to service any debt we may incur. If Galaxy Beijing incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Galaxy Beijing currently has in place with Beijing Lianchuang in a manner that would materially and adversely affect the ability of Galaxy Beijing to pay dividends and other distributions to us. Further, relevant PRC laws, rules and regulations permit payments of dividends by Galaxy Beijing only out of its retained earnings, if any, determined in accordance with accounting standards and regulations of the PRC. Under PRC laws, rules and regulations, Galaxy Beijing is also required to set aside a portion of its net income each year to fund specific reserve funds. In addition, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends until the cumulative fund reaches 50% of the registered capital. As a result of these PRC laws, rules and regulations, Galaxy Beijing is restricted from transferring a portion of its net assets to us whether in the form of dividends, loans or advances. Any limitation on the ability of our subsidiary to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Risks Relating to Doing Business in the PRC

The effectiveness of the share pledge in our Equity Pledge Agreement with Beijing Lianchuang and its controlling shareholder is uncertain under the PRC Property Rights Law.

Under the Equity Pledge Agreement among Galaxy Beijing, Beijing Lianchuang and its controlling shareholder, the shareholder has pledged all of her equity interests in Beijing Lianchuang to Galaxy Beijing to secure the performance of the obligations by Beijing Lianchuang under the Exclusive Consulting Services Agreement. According to the PRC Property Rights Law, which became effective as of October 1, 2007, a share pledge is not effective without being registered with the relevant local industry and commerce bureau. We have not yet registered the equity pledge with the relevant local industry and commerce bureau. Our share pledge may be deemed ineffective before it is registered under the PRC Property Rights Law, and we may not be able to successfully enforce the share pledge, if prior to such registration, Beijing Lianchuang breaches its obligations under the Exclusive Consulting Services Agreement.

PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. If our shareholders fail to make any required applications and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

The PRC State Administration of Foreign Exchange, or SAFE, issued a public notice in October 2005, or the SAFE notice, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of the PRC for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an "offshore special purpose company." Our current and future beneficial owners who are PRC citizens will be required to register with local SAFE branches and to amend their registrations to reflect recent developments with respect to our company and our PRC subsidiary. The failure of the current and future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital to our PRC subsidiary, limit the ability of our PRC subsidiary to distribute dividends to our company or otherwise materially and adversely affect our business.

The PRC is a developing nation governed by a one-party government and may be more susceptible to political, economic, and social upheaval than other nations; any such upheaval could cause us to temporarily or permanently cease operations.

China is a developing country governed by a one-party government that imposes restrictions on individual liberties that are significantly stricter than those typically found in western nations. China has an extremely large population, significant levels of poverty, widening income gaps between rich and poor and between urban and rural residents, large minority ethnic and religious populations, and growing access to information about the different social, economic, and political systems to be found in other countries. China has also experienced rapid economic growth over the last decade, and its legal and regulatory systems have changed rapidly to accommodate this growth. These conditions make China unique and may make it susceptible to major structural changes. Such changes could include a reversal of China’s movement to encourage private economic activity, labor disruptions or other organized protests, nationalization of private businesses, internal conflicts between the police or military and the citizenry, and international political or military conflict. If any of these events were to occur, it could damage China’s economy and impair our business.

PRC regulations involve complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

The new M&A Rule on Merger and Acquisitions of Domestic Enterprises by Foreign Investors (the “New M&A Rules”) established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies and special anti-monopoly submissions for parties meeting certain reporting thresholds. We may grow our business in part by acquiring other businesses. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Anti-inflation measures could harm the economy generally and could harm our business.

The PRC government exercises significant control over the PRC economy. In recent years, the PRC government has instituted measures to curb the risk of inflation. These measures have included revaluations of the RMB, restrictions on the availability of domestic credit, and limited re-centralization of the approval process for some international transactions. These measures may not succeed in controlling inflation, or they may slow the economy below a healthy growth rate and lead to economic stagnation or recession; in the worst-case scenario, the measures could slow the economy without curbing inflation, causing “stagflation.” The PRC government could adopt additional measures to further combat inflation, including the establishment of price freezes or moratoriums on certain projects or transactions. Such measures could harm the economy generally and hurt our business by limiting the income of our customers available to purchase our services or products, by forcing us to lower our profit margins, and by limiting our ability to obtain credit or other financing to pursue our expansion plan or maintain our business.

Fluctuations in the value of the RMB may reduce the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China's political and economic conditions and China's foreign exchange policies. The conversion of RMB into foreign currencies, including U.S. dollars, has been based on exchange rates set by the People's Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB solely to the U.S. dollar. Under this revised policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate and achieve policy goals. For almost two years after July 2008, the RMB traded within a narrow range against the U.S. dollar. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase RMB exchange rate flexibility. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar.

Because substantially all of Galaxy Beijing’s revenues and expenditures are denominated in RMB and our cash is denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power of such amounts and our balance sheet and earnings per share in U.S. dollars. In addition, we report financial results in U.S. dollars, and appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollars terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of earnings from and the value of any U.S. dollar-denominated investments we make in the future.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency.

The RMB is not a freely convertible currency, which could limit our ability to obtain sufficient foreign currency to support our business operations in the future and could prevent us from paying dividends.

We receive a substantial portion of our revenues in RMB. The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, or other payments in United States dollars, or otherwise satisfy foreign currency denominated obligations. Although the PRC government introduced regulations in 1996 to allow greater convertibility of the RMB for current account transactions, significant restrictions still remain, including the restriction that foreign-invested enterprises like us may buy, sell or remit foreign currencies only after providing valid commercial documents at PRC banks specifically authorized to conduct foreign-exchange business. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where RMB are to be converted into foreign currency and remitted out of the PRC to pay capital expenses, such as the repayment of bank loans denominated in foreign currencies.

In addition, conversion of RMB for capital account items, including direct investment and loans, is subject to governmental approval in the PRC, and companies are required to open and maintain separate foreign-exchange accounts for capital account items. There is no guarantee that PRC regulatory authorities will not impose additional restrictions on the convertibility of the RMB. These restrictions could prevent us from distributing dividends and thereby reduce the value of our ordinary shares.

Governmental control of foreign exchange markets in the PRC may affect the value of your investment, limit our ability to use revenue efficiently and restrict our ability to obtain financing.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, conversion of RMB into foreign currencies and of foreign currencies into RMB, for payments relating to ‘‘capital account transactions,’’ which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities.

If we finance Galaxy Beijing through additional capital contributions, the amount of these capital contributions must be approved by MOFCOM or its local counterparts. On August 29, 2008, SAFE promulgated Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises (“Circular 142”), a notice regulating the conversion by a foreign-invested company of foreign currency into RMB by restricting how the converted RMB may be used. Circular 142 requires that RMB converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC unless specifically provided otherwise. In addition, SAFE strengthened its oversight of the flow and use of RMB funds converted from the foreign currency denominated capital of a foreign-invested company. The use of such RMB fund may not be changed without approval from SAFE or its local counterparts, and may not be used to repay RMB loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations.

We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to Galaxy Beijing or with respect to future capital contributions by us to Galaxy Beijing. We may not be able to transfer funds to Galaxy Beijing, which may adversely affect our ability to fund and expand our business. In addition, the PRC government may also at its discretion restrict future access to foreign currencies for current account transactions. If the Chinese foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to shareholders or fulfill our foreign currency denominated obligations, which may adversely affect the value of your investment.

We may be treated as a resident enterprise for PRC tax purposes under the currently effective EIT Law, which may subject us to PRC income tax on our taxable global income.

On March 16, 2007, the National People’s Congress approved and promulgated a new tax law, the PRC Enterprise Income Tax Law (“EIT Law”). On November 28, 2007, the PRC State Council passed the implementing rules of the EIT Law. Both the EIT Law and the implementing rules of the EIT Law took effect on January 1, 2008. Under the EIT Law, enterprises are classified as “resident enterprises” and “non-resident enterprises.” An enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define “de facto management bodies” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise; however, it remains unclear whether the PRC tax authorities would deem our managing body as being located within China. Due to the short history of the EIT Law and lack of applicable legal precedents, the PRC tax authorities determine the PRC tax resident treatment of a foreign (non-PRC) company on a case-by-case basis.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our global taxable income, as well as PRC enterprise income tax reporting obligations. Second, under the EIT Law and its implementing rules, dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. It is unclear whether the dividends we receive from Strategy & Communications (Hong Kong) Group Ltd. (“Strategy HK”) will constitute dividends between “qualified resident enterprises” and would therefore qualify for tax exemption, because the definition of qualified resident enterprises is unclear and the relevant PRC governmental authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

In addition to the uncertainty as to the application of the “resident enterprise” classification, there can be no assurance that the PRC governmental authorities will not amend or revise the taxation laws, rules and regulations to impose stricter tax requirements, higher tax rates or retroactively apply the EIT Law, or any subsequent changes in PRC tax laws, rules or regulations. If such changes occur and/or if such changes are applied retroactively, such changes could materially and adversely affect our results of operations and financial condition.

Dividends we receive from Galaxy Beijing may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders.

The EIT Law provides that an income tax rate of 20% may be applicable to dividends payable to non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. The State Council of the PRC reduced such rate to 10% through the implementing rules of the EIT Law. Pursuant to the Double Tax Avoidance Arrangement between the Mainland China and the Hong Kong Special Administrative Region (the “Double Tax Avoidance Arrangement”) and the Notice on Certain Issues Concerning the Enforcement of Dividend Provisions under Tax Treaties (“Circular 81”), which was issued on February 20, 2009 by the State Administration of Taxation (“SAT”), if the Hong Kong resident enterprise owns more than 25% of the equity interest in a company in China within 12 months immediately prior to receiving dividend from such company, the 10% withholding tax on the dividends the Hong Kong resident enterprise received from such company in China may be reduced to 5%. We are a British Virgin Islands holding company and we have a wholly owned subsidiary in Hong Kong, Strategy HK, which in turn holds 100% of the equity interests of Galaxy Beijing. A substantial portion of our income may be derived from dividends we receive from Galaxy Beijing. If we and Strategy HK are considered as non-resident enterprises and Strategy HK is considered to be a Hong Kong resident enterprise under the Double Tax Avoidance Arrangement, then the dividends paid to Strategy HK by Galaxy Beijing may be subject to the reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. However, based on the Circular 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Comprehension and Recognition of Beneficial Owner in Tax Treaties issued on October 27, 2009 by the SAT, funnel companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, shall not be recognized as beneficial owners and thus are not entitled to the abovementioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. If we are required under the EIT Law to pay income tax on any dividends we receive from Galaxy Beijing (through Strategy HK), or if Strategy HK is determined by the PRC tax authorities as receiving benefits from a reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders.

If we are treated as a resident enterprise for PRC tax purposes under the currently effective EIT Law, this could result in adverse PRC tax consequences to our non-PRC resident shareholders.

If we are determined to be a “resident enterprise” under the EIT Law, this could result in (i) a 10% PRC tax being imposed on dividends we pay to our investors that are not tax residents of the PRC (“non-resident investors”) and that are enterprises (but not individuals) and gains derived by them from transferring our or ordinary shares, if such income or gain is considered PRC-sourced income by the relevant PRC tax authorities and (ii) a potential 20% PRC tax being imposed on dividends we pay to our non-resident investors who are individuals and gains derived by them from transferring our ordinary shares, if such income or gain is considered PRC-sourced income by the relevant PRC tax authorities.  In such event, we may be required to withhold the applicable PRC income tax on any dividends paid to our non-resident investors.  Our non-resident investors also may be responsible for paying the applicable PRC tax on any such gain realized from the sale or transfer of our ordinary shares.  We would not, however, have an obligation to withhold PRC tax with respect to such gain under the PRC tax laws.

Moreover, the SAT released Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Gain Derived from Equity Transfer Made by Non-Resident Enterprise (the “Circular 698”) on December 10, 2009, which reinforces the taxation of certain equity transfers by non-resident investors through overseas holding vehicles. Circular 698 addresses indirect equity transfers as well as other issues. Circular 698 is retroactively effective from January 1, 2008. According to Circular 698, where a non-resident investor who indirectly holds an equity interest in a PRC resident enterprise through a non-PRC offshore holding company indirectly transfers an equity interest in the PRC resident enterprise by selling an equity interest in the offshore holding company, and the latter is located in a country or jurisdiction where the actual tax burden is less than 12.5% or where the offshore income of its residents is not taxable, the non-resident investor is required to provide the PRC tax authority in charge of that PRC resident enterprise with certain relevant information within 30 days of the execution of the equity transfer agreement. The tax authorities in charge will evaluate the offshore transaction for tax purposes. In the event that the tax authorities determine that such transfer is abusing forms of business organization and a reasonable commercial purpose for the offshore holding company other than the avoidance of PRC income tax liability is lacking, the PRC tax authorities will have the power to re-assess the nature of the equity transfer under the doctrine of substance over form. A reasonable commercial purpose may be established when the overall international (including U.S.) offshore structure is set up to comply with the requirements of supervising authorities of international (including U.S.) capital markets. If the SAT’s challenge of a transfer is successful, it may deny the existence of the offshore holding company that is used for tax planning purposes and subject the non-resident investor to PRC tax on the capital gain from such transfer. Since Circular 698 has a short history, there is uncertainty as to its application. We (or a non-resident investor) may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we(or such non-resident investor) should not be taxed under Circular 698, which could have a material adverse effect on our financial condition and results of operations (or such non-resident investor’s investment in us).

If any PRC tax applies to a non-resident investor, the non-resident investor may be entitled to a reduced rate of PRC tax under an applicable income tax treaty and/or a deduction for such PRC tax against such investor’s domestic taxable income or a foreign tax credit in respect of such PRC tax against such investor’s domestic income tax liability (subject to applicable conditions and limitations). Investors should consult with their own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available deductions or foreign tax credits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galaxy Strategy & Communications Inc.

	By:	/s/ Qiang Wu
Name: Qiang Wu
Title: Chief Executive Officer
Date: September 13, 2011